[GRAPHIC OMITTED] AHOLD                                        October 30, 2006

                                                                   PRESS RELEASE

Ahold to announce outcome of strategic retail review

Amsterdam, the Netherlands, October 30, 2006 - Ahold today confirmed the company will announce the outcome of its strategic retail review on Monday, November 6, 2006 at 12.45 CET. A press conference will be held at the IJ-Toren, Piet Heinkade 55, 1019 GM Amsterdam starting at 13.00 CET.

The objective of the review, announced earlier this year, is to develop recommendations to accelerate the plans to drive and fund identical sales volume growth across Ahold's global retail businesses. The review will include a comprehensive analysis of Ahold's portfolio of businesses and initiatives to reduce costs.

The review was initiated by Ahold President and CEO Anders Moberg and assigned to a team led by Dick Boer, President and CEO of the Albert Heijn Arena and acting member of the Corporate Executive Board. The other members of the team are John Rishton, Ahold CFO, and Lawrence Benjamin, President and CEO of U.S. Foodservice. The team is developing its recommendations in close consultation with senior management from each of Ahold's operating companies world-wide.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements regarding the strategic review to drive and fund identical sales growth, the analysis of Ahold's portfolio of businesses and initiatives to reduce costs, as well as the expected benefits and timing thereof. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which Ahold's subsidiaries and joint ventures operate, the actions of Ahold's competitors, joint venture partners, vendors, unions, contractors and other third parties, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets or delays or additional costs encountered in connection with their implementation or achievement, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, the inability to reduce costs or realize cost savings in the manner or to the extent planned, the reaction of Ahold's employees to operational and other changes in the working environment, any diversion of management's attention from implementing Ahold's plans and strategies, and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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2006029                                                            www.ahold.com